SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2024 or

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from         to

Commission File No. 001-38103

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

(Full title of the plan)

Janus Henderson Group plc

201 Bishopsgate

EC2M 3AE

United Kingdom

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Janus 401(k) and Employee Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Janus 401(k) and Employee Stock Ownership Plan (the “Plan”) as of December 31, 2024 and 2023 and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Denver, Colorado

June 23, 2025

We have served as the Plan’s auditor since 2018.

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2024	2023

Cash and investments:
Participant-directed investments	$521,523,853	$452,797,665
Nonparticipant-directed investments	19,740,148	14,812,952
Cash	10,010	3,355
Total cash and investments	541,274,011	467,613,972

Receivables:
Sponsor contributions	1,704,459	-
Notes receivable from participants	1,791,484	1,399,413
Total receivables	3,495,943	1,399,413

Net assets available for benefits	$544,769,954	$469,013,385

The accompanying notes are an integral part of these financial statements.

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended
December 31, 2024

Additions to net assets attributed to:
Net appreciation in fair value of participant-directed investments	$47,358,551
Net appreciation in fair value of nonparticipant-directed investments	5,839,555
Dividends and interest	29,332,904
Net investment income	82,531,010

Interest income on notes receivable from participants	113,540

Contributions to net assets attributed to:
Participants	16,372,911
Sponsor	9,960,631
Participant rollovers	3,080,499
Total contributions	29,414,041

Deductions from net assets attributed to:
Plan expenses	(272,318)
Benefits paid to participants	(36,029,704)
Total deductions	(36,302,022)

Net increase in net assets	75,756,569

Net assets available for benefits:
Beginning of year	469,013,385

End of year	$544,769,954

The accompanying notes are an integral part of these financial statements.

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

Janus 401(k) and Employee Stock Ownership Plan (the “Plan”) is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The following brief description of the Plan is for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Eligibility — Substantially all U.S. based employees of Janus Henderson Group plc (“JHG”, the “Company” or the “Sponsor”) and affiliated employers who have adopted the Plan are eligible to participate in the Plan beginning on their date of employment.

Contributions — The Plan consists of a Roth 401(k) and a 401(k) component. Participants may contribute up to 75% of their annual compensation, as defined in the Plan, subject to certain limitations as set forth by the IRS. Participants may also contribute up to 25% of their annual base salary in after-tax contributions. Participants direct the investment of their contributions into various registered mutual funds offered by the Plan. Participants may also direct their investments through a trustee sponsored brokerage account.

The Sponsor contributes to the 401(k) portion of the Plan a matching contribution equal to 100% of each participant’s eligible contribution up to 5% of the participant’s compensation. For the 2024 Plan year, there was a special discretionary 1% matching contribution offered to all eligible employees. Additionally, effective January 1, 2025, the 401(k) plan match will be 6% of employee-eligible compensation. Employees that work at least 1,000 hours during the year and remain employed on the last day of the Plan year are also eligible for an annual discretionary contribution to the Plan.

The Sponsor contributions to the profit-sharing portion are invested based on the direction of the participant. Contributions to the Employee Stock Ownership Plan (“ESOP”) are invested directly in JHG common stock. After three years of service, employees may transfer 100% of their ESOP balance and any future contributions to participant-directed investments. Contributions are subject to certain limitations.

Participants can reinvest dividends earned on JHG common stock to purchase additional shares of JHG common stock or elect to receive dividends in cash.

A participant who is age 50 or older may make catch-up deferral contributions of $7,500 in 2024.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Sponsor’s contributions and may also include an allocation of Plan earnings and participant forfeitures. Plan losses, withdrawal fees and administrative expenses may be charged to participant’s accounts. Allocations are based on account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting — Participants are always 100% vested in their own contributions. Vesting in discretionary employer contributions, discretionary ESOP stock bonus contributions and in employer matching contributions are based on years of service with JHG or a subsidiary of JHG. Participants earn one year of service for each calendar year that they work at least 1,000 hours and the vesting percentage for the majority of participants is calculated as follows:

Cumulative
Percentage
Years of Service	Vested
After 1	20%
2	40%
3	60%
4	80%
5	100%

A participant becomes 100% vested in all contributions if employed when the participant reaches normal retirement date (age 65), loses his or her job due to job elimination (as defined by the Plan), or leaves employment due to disability (as defined by the Plan) or death, even if the participant has not yet completed five years of service.

Distribution of Benefits — Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. The Plan also provides for early distribution at age 59 1/2 in specific circumstances.

Distributions after termination of employment are made in a lump-sum payment in an amount equal to the value of the participant’s vested interest in his or her account. Terminated participants with an account balance of $1,000 or less are paid a lump-sum distribution without the request or approval of the participant. Effective May 20, 2024, if a terminated participant’s account is greater than $1,000 but not more than $7,000, and the terminated participant does not elect to have a direct rollover to an eligible retirement plan or to receive a distribution directly, then the Administrator will process a distribution in a direct rollover to an individual retirement account designated by the Administrator.

Distributions may also be made in the event of the financial hardship of the participant, as defined in the Plan.

Notes Receivable from Participants — Participants may only have one loan outstanding at any given time and may borrow an aggregate amount of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest are paid ratably through payroll deductions.

Trustee and Recordkeeper — Fidelity Management Trust Company (“Fidelity”) holds and administers all assets of the Plan in accordance with the provisions of the Plan agreement.

Administration of the Plan — The Sponsor has appointed an Advisory Committee to the Plan (the “Advisory Committee”) to serve as fiduciary with the authority and responsibility to administer the Plan.

Plan Termination — Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination or partial termination, participants will become 100% vested.

Forfeitures — When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. Nonvested profit sharing, ESOP and employer matching contributions amounts forfeited by employees are first applied against Plan administration expenses. Any forfeiture amounts remaining after Plan expenses have been paid will be applied against any employer contribution obligation. Should the forfeiture amounts exceed Plan expenses and the Sponsor’s contribution obligations, the excess amount will be allocated to the other participants as a part of and in the same manner as the Sponsor’s contributions for the Plan year in which the forfeitures occurred. During 2024, forfeited amounts applied against Plan expenses totaled $187,888. There were $515,128 of forfeitures applied against employer contributions for the year ended December 31, 2024. As of December 31, 2024 and 2023, forfeited nonvested accounts totaled $122,343 and $285,703, respectively.

2.	SIGNIFICANT ACCOUNTING POLICES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for benefits. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for various investment options as set forth in the Plan agreement. Investment securities are exposed to various risks such as interest rate, market, concentration and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits. Approximately 4% and 3% of net assets available for benefits as of December 31, 2024 and 2023, respectively, were invested in JHG common stock, representing the ESOP portion of the Plan.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds and money market funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan on December 31, 2024. Common stock is valued at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan agreement. Notes receivable from participants have various maturity dates and interest rates ranging from 2025 to 2038 and 4.25% to 9.50%, respectively.

Administrative Expenses — Plan expenses include loan, distribution and administration fees paid to Fidelity. Other plan expenses include audit, legal and advisory fees. Nonvested profit sharing and ESOP amounts forfeited by employees are used to pay administration fees. Loan and distribution fees are charged against individual participant accounts. The Plan Sponsor may pay Plan expenses at its sole discretion but is not obligated to pay Plan expenses. Unless paid by the Plan Sponsor, such costs and expenses are charged against Plan assets at the participant account level and deducted by the trustee.

Administrative fees paid to Fidelity may be reduced to the extent Plan assets are invested in certain Fidelity and non-Fidelity investment products. Plan expenses were reduced by $66,098 and $89,219 during the years ended December 31, 2024 and 2023, respectively, as a result of such investment.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no participants who have elected to withdraw from the Plan, but have not yet been paid, as of December 31, 2024 and 2023.

Contributions — Contributions are recognized in the year to which they relate.

Income Tax Status — The IRS has determined and informed the Company by a letter dated October 14, 2014, that the Plan was designed in accordance with the applicable regulations of the IRC requirements. The Plan Sponsor believes the Plan has maintained its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The plan was amended for operational and regulatory matters effective May 20, 2024 and June 17, 2024. The amendments were not impactful to the Plan’s tax-exempt status.

Subsequent Events — Subsequent events were evaluated through the date the financial statements were available to be issued.

Section 3.1(b)(1) of the Plan was amended to increase the amount of compensation deemed to have been elected for pre-tax elective deferral contributions for newly eligible employees who become automatically enrolled participants in the Plan. The amount of compensation for pre-tax elective deferral contributions begins at 7% and increases by 1% annually from the date on which the participant was automatically enrolled. Additionally, under Appendix E, as part of the Consolidated Appropriations Act (the “SECURE 2.0 Act”), matching contributions for qualified student loan payments shall also apply to repayment of student loans incurred by a participant as a parent for the education of his or her child that are qualified student loan payments. Both amendments were effective as of January 1, 2025.

3.	FAIR VALUE MEASUREMENTS

Measurements of fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2024 and 2023.

	Fair value measurements
	as of December 31, 2024, using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Mutual funds	$494,289,154	$-	$-	$494,289,154
Common stock	19,740,148	-	-	19,740,148
Money market funds	15,219,032	-	-	15,219,032
Participant-directed brokerage accounts	12,015,667	-	-	12,015,667
Total	$541,264,001	$-	$-	$541,264,001

	Fair value measurements
	as of December 31, 2023, using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Mutual funds	$425,470,683	$-	$-	$425,470,683
Common stock	14,812,952	-	-	14,812,952
Money market funds	16,517,745	-	-	16,517,745
Participant-directed brokerage accounts	10,809,237	-	-	10,809,237
Total	$467,610,617	$-	$-	$467,610,617

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments for the year ended December 31, 2024, are as follows:

Janus Henderson Group plc common stock–at December 31, 2023	$14,812,952

Changes in net assets:
Net appreciation in fair value of investments	5,839,555
Dividends reinvested	731,025
Benefits paid to participants	(887,726)
Forfeitures	(20,370)
Transfers to participant-directed investments	(735,288)
Net change	4,927,196
Janus Henderson Group plc common stock–at December 31, 2024	$19,740,148

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by JHG and mutual funds and brokerage accounts managed by Fidelity. Certain Plan expenses include loan, distribution and administrative fees paid to Fidelity. JHG is the sponsoring employer of the Plan and Fidelity is the trustee and, therefore, these transactions qualify as exempt party-in-interest transactions.

In addition to mutual funds managed by JHG, the Plan also holds JHG common stock. As of December 31, 2024 and 2023, the Plan held 464,108 and 491,237 shares of JHG common stock with a cost basis of $12,417,969 and $12,889,662, respectively. During the year ended December 31, 2024, the Plan recorded dividend income attributable to JHG common stock of $731,025.

Certain employees of JHG perform administrative work and financial reporting for the Plan and are not compensated by the Plan.

6.	LITIGATION AND OTHER REGULATORY MATTERS

Sandra Schissler v. Janus Henderson US (Holdings) Inc., Janus Henderson Advisory Committee, and John and Jane Does 1-30

On September 9, 2022, a class action complaint, captioned Schissler v. Janus Henderson US (Holdings) Inc., et al., was filed in the United States District Court for the District of Colorado. Named as defendants are Janus Henderson US (Holdings) Inc. (“Janus US Holdings”) and the Advisory Committee to the Janus 401(k) and Employee Stock Ownership Plan (the “Plan”). The complaint purports to be brought on behalf of a class consisting of participants and beneficiaries of the Plan that invested in Janus Henderson funds on or after September 9, 2016. On January 10, 2023, in response to the defendants’ motion to dismiss filed on November 23, 2022, an amended complaint was filed against the same defendants. The amended complaint names two additional plaintiffs, Karly Sissel and Derrick Hittson. As amended, the complaint alleges that for the period September 9, 2016, through September 9, 2022, among other things, the defendants breached fiduciary duties of loyalty and prudence by (i) selecting higher-cost Janus Henderson funds over less expensive investment options, (ii) retaining Janus Henderson funds despite their alleged underperformance and (iii) failing to consider actively managed funds outside of Janus Henderson to add as investment options. The amended complaint also alleges that Janus US Holdings failed to monitor the Advisory Committee with respect to the foregoing. The amended complaint seeks various declaratory, equitable and monetary relief in unspecified amounts. On February 9, 2023, the defendants filed an amended motion to dismiss the amended complaint. On March 13, 2023, the plaintiffs filed an opposition to the amended motion to dismiss. The defendants filed their reply to the plaintiffs’ opposition on March 28, 2023. On September 7, 2023, a magistrate judge issued a report and recommendation, which recommended that the motion to dismiss be granted in part and denied in part. On September 21, 2023, the parties filed objections to the report and recommendation. Briefing on the parties’ objections concluded on October 12, 2023. On January 22, 2024, the district court judge adopted the magistrate judge’s report and recommendation and entered an order granting in part and denying in part Janus US Holdings’ motion to dismiss. The parties are currently engaged in discovery. Janus US Holdings believes that it has substantial defenses and intends to vigorously defend against these claims.

******

SUPPLEMENTAL SCHEDULE

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
EIN 43-1804048, PLAN NO. 003

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2024
Identity of issue, borrower, lessor, or similar party	Shares	Description of investment, including maturity date, rate of interest, collateral, par or maturity date	Current value (2)

Fidelity Freedom® Index 2010 Fund Investor Class (1)	11,786	Mutual Fund	$151,214
Fidelity Freedom® Index 2020 Fund Investor Class (1)	10,085	Mutual Fund	$159,046
Fidelity Freedom® Index 2025 Fund Investor Class (1)	32,908	Mutual Fund	$611,426
Fidelity Freedom® Index 2030 Fund Investor Class (1)	41,266	Mutual Fund	$832,341
Fidelity Freedom® Index 2035 Fund Investor Class (1)	144,022	Mutual Fund	$3,360,028
Fidelity Freedom® Index 2040 Fund Investor Class (1)	104,221	Mutual Fund	$2,565,922
Fidelity Freedom® Index 2045 Fund Investor Class (1)	109,122	Mutual Fund	$2,828,451
Fidelity Freedom® Index 2050 Fund Investor Class (1)	198,998	Mutual Fund	$5,167,968
Fidelity Freedom® Index 2055 Fund Investor Class (1)	59,841	Mutual Fund	$1,278,812
Fidelity Freedom® Index 2060 Fund Investor Class (1)	41,467	Mutual Fund	$750,966
Fidelity Freedom® Index 2065 Fund Investor Class (1)	72,591	Mutual Fund	$1,063,457
Fidelity Freedom® Index Income Fund Investor Class (1)	2,661	Mutual Fund	$31,139
Fidelity® Inflation-Protected Bond Index Fund (1)	170,223	Mutual Fund	$1,513,278
Fidelity® International Index Fund (1)	172,709	Mutual Fund	$8,210,598
Fidelity® 500 Index Fund (1)	336,094	Mutual Fund	$68,627,103
Fidelity® Emerging Markets Index Fund (1)	435,206	Mutual Fund	$4,552,255
Fidelity® Extended Market Index Fund (1)	49,811	Mutual Fund	$4,526,851
Fidelity® U.S. Bond Index Fund (1)	354,764	Mutual Fund	$3,625,691
Janus Henderson Absolute Return Income Opportunities Fund (1)	40,817	Mutual Fund	$365,716
Janus Henderson Adaptive Risk Managed U.S. Equity Fund (1)	941,481	Mutual Fund	$11,052,989
Janus Henderson Balanced Fund (1)	402,342	Mutual Fund	$18,387,009
Janus Henderson Contrarian Fund (1)	764,997	Mutual Fund	$21,129,204
Janus Henderson Developed World Bond Fund (1)	128,677	Mutual Fund	$993,387
Janus Henderson Emerging Markets Fund (1)	260,728	Mutual Fund	$2,375,233
Janus Henderson Enterprise Fund (1)	136,611	Mutual Fund	$19,652,884
Janus Henderson European Focus Fund (1)	12,302	Mutual Fund	$539,305
Janus Henderson Flexible Bond Fund (1)	946,510	Mutual Fund	$8,688,961
Janus Henderson Forty Fund (1)	592,164	Mutual Fund	$33,925,100

			(continued)

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
EIN 43-1804048, PLAN NO. 003

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2024
Identity of issue, borrower, lessor, or similar party	Shares	Description of investment, including maturity date, rate of interest, collateral, par or maturity date	Current value (2)

Janus Henderson Global Allocation Fund - Conservative (1)	38,240	Mutual Fund	$444,344
Janus Henderson Global Allocation Fund - Growth (1)	49,481	Mutual Fund	$640,286
Janus Henderson Global Allocation Fund - Moderate (1)	25,248	Mutual Fund	$309,283
Janus Henderson Global Equity Income Fund (1)	429,169	Mutual Fund	$2,596,471
Janus Henderson Global Life Science Fund (1)	266,424	Mutual Fund	$18,044,903
Janus Henderson Global Real Estate Fund (1)	187,510	Mutual Fund	$2,143,245
Janus Henderson Global Research Fund (1)	130,116	Mutual Fund	$14,116,335
Janus Henderson Global Select Fund (1)	306,430	Mutual Fund	$5,503,483
Janus Henderson Global Sustainable Equity Fund (1)	94,108	Mutual Fund	$1,443,622
Janus Henderson Global Technology and Innovation Fund (1)	344,399	Mutual Fund	$21,555,942
Janus Henderson Growth and Income Fund (1)	149,639	Mutual Fund	$10,332,540
Janus Henderson High-Yield Fund (1)	522,162	Mutual Fund	$3,832,668
Janus Henderson Mid Cap Value Fund (1)	500,513	Mutual Fund	$7,667,862
Janus Henderson Multi-Sector Income Fund (1)	815,969	Mutual Fund	$6,992,859
Janus Henderson Overseas Fund (1)	281,649	Mutual Fund	$12,654,470
Janus Henderson Research Fund (1)	473,148	Mutual Fund	$40,122,959
Janus Henderson Responsible International Dividend Fund (1)	165,871	Mutual Fund	$2,522,898
Janus Henderson Short Duration Flexible Bond Fund (1)	704,464	Mutual Fund	$2,014,766
Janus Henderson Small Cap Value Fund (1)	317,979	Mutual Fund	$7,189,516
Janus Henderson Small-Mid Cap Value Fund (1)	292,018	Mutual Fund	$4,590,528
Janus Henderson Triton Fund (1)	388,635	Mutual Fund	$10,695,248
Janus Henderson U.S. Dividend Income Fund (1)	37,676	Mutual Fund	$434,030
Janus Henderson Venture Fund (1)	98,205	Mutual Fund	$8,417,134
Vanguard Balanced Index Fund	1,678,576	Mutual Fund	$81,394,161
Vanguard Short-Term Corporate Bond Index Fund	78,308	Mutual Fund	$1,663,267

			(continued)

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
EIN 43-1804048, PLAN NO. 003

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2024
Identity of issue, borrower, lessor, or similar party	Shares	Description of investment, including maturity date, rate of interest, collateral, par or maturity date	Current value (2)
Fidelity Brokeragelink External Funds (1,3)	1,901,371	Fidelity Brokeragelink Mutual Fund	$1,901,371
Fidelity Brokeragelink Fidelity Funds (1,3)	3,182,056	Fidelity Brokeragelink Mutual Fund	$3,182,056
Fidelity Brokeragelink Common Stock (1,3)	234,622	Fidelity Brokeragelink Mutual Fund	$234,622
Fidelity Brokeragelink Unit (1,3)	4,450,221	Fidelity Brokeragelink Mutual Fund	$4,450,221
Fidelity Brokeragelink Interest-Bearing Cash Reserves (1,3)	2,247,397	Fidelity Brokeragelink Interest-bearing Cash	$2,247,397
Janus Henderson Group plc common stock (1,4)	464,108	Common Stock	$19,740,148
Janus Henderson Government Money Market Fund (1)	2,665,839	Money Market Fund	$2,665,839
Vanguard Treasury Money Market Fund	12,553,193	Money Market Fund	$12,553,193

Total investments			$541,264,001

Notes receivable from participants (1,5)		Participant loans	$1,791,484

Total investments and notes receivable from participants			$543,055,485

(1) Indicates a party-in-interest (Note 5).
(2) Cost information is not required for participant directed investments and is therefore not included.
(3) Fidelity Brokeragelink mutual funds and interest-bearing cash are participant-directed brokerage accounts.
(4) The cost basis of the Janus Henderson Group plc common stock is $12,417,969.
(5) With various maturity dates and interest rates ranging from 2025 to 2038 and 4.25% to 9.50%, respectively.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Janus 401(k) and Employee Stock Ownership Plan

Date: June 23, 2025	By:	/s/ Karlene Lacy

Name: Karlene Lacy
Title: Global Head of Tax, Share Plans and Payroll

INDEX TO EXHIBITS

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm.